FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 4, 2011

BAYTEX ENERGY CORP. TO PRESENT AT
THE CIBC WORLD MARKETS 2011 ENERGY & INFRASTRUCTURE CONFERENCE AND THE 2011 IPAA OIL & GAS INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (April 4, 2011) - Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the CIBC World Markets 2011 Energy & Infrastructure Conference on Monday, April 11, 2011 at 9:30am EDT (7:30am MDT) in Toronto, Ontario.  Additionally, Anthony Marino, President and Chief Executive Officer, will be presenting at the 2011 Independent Petroleum Association of America Oil & Gas Investment Symposium on Wednesday, April 13, 2011 at 9:10am EDT (7:10am MDT) in New York, New York. Presentation slides and a link to both webcasts will be available on our website, www.baytex.ab.ca, at the start of the presentations. The archived webcast of both presentations can also be accessed via the following URL for 90 days following the presentation:

CIBC: http://webcasts.welcome2theshow.com/cibc201105/baytex

IPAA: http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=BTE.TO&item_id=3848785

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                        Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                   Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca